SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 13, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on May 13, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 13 May 2011
ING pays EUR 3 billion to Dutch State for second tranche of core Tier 1 securities, including a 50% premium
ING announced today that it has paid EUR 3 billion to the Dutch State, completing its planned repurchase of EUR 2 billion of the Core Tier 1 securities issued in November 2008 at a 50% premium. ING has funded this transaction from retained earnings.
     “Today we have completed another important step towards full repayment of the support ING received from the Dutch State” said Jan Hommen, CEO of ING Group. “Repaying this second tranche from retained earnings, while maintaining a strong capital position sets us on the right track towards full repayment, which we aim to realize by May 2012.”
The strong capital generation of ING Bank in 2010 continued this year, resulting in a core Tier 1 ratio of 10.0% at the end of the first quarter of 2011. Today’s payment to the State reduces this ratio by approximately 95 basis points, resulting in a core Tier 1 ratio of 9.1% on a pro-forma basis.
In November of 2008 ING received EUR 10 billion from the Dutch State by issuing 1 billion core Tier 1 securities. In December 2009 ING repurchased EUR 5 billion of the core Tier 1 securities. Together with today’s payment, ING has repaid EUR 7 billion in principal plus interest totalling EUR 684 million and premiums totalling EUR 1,347 million, resulting in a total amount of EUR 9,031 million.
Provided that the strong capital generation continues, ultimately by May 2012 ING intends to repurchase the remaining EUR 3 billion core Tier 1 securities from retained earnings, on terms that are acceptable to all stakeholders. This will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5460
frans.middendorff@ing.com	investor.relations@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: May 13, 2011